Mail Stop 7010


      	December 2, 2005


Via U.S. mail and facsimile (604) 269-6623

Mr. Yan Liu
President
Toro Ventures Inc.
2498 West 41st Ave., Suite 232
Vancouver, British Columbia
Canada V6M 2A7

Re:	Toro Ventures Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed November 16, 2005
File No. 333-127520

Dear Mr. Liu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data

1. Please include income statement information for the most recent audited period of April 11, 2005 to June 30, 2005 as well as the quarter ended September 30, 2005 which are included in the filing. The income statement information for each period should be shown separately. You should also disclose balance sheet information as of
June 30, 2005 and September 30, 2005.

Consent of Independent Registered Public Accounting Firm

2. Your auditor`s consent should have a signature. Please file an updated consent with your amendment and ensure that it is appropriately signed.

Financial Statements
General

3. Please review your filing to ensure internal consistency throughout the entire document. Proofread your document to correct inaccurate or misleading headings, titles and dates, and other inconsistencies.

4. Amend your filing to comply with SFAS 7, specifically paragraphs
10 and 11. We note that you have not appropriately identified the inception to date information and your statement of stockholders` equity does not follow the guidelines set forth in paragraph
11(d).

Independent Auditor

5. The audit firm Gordon K.W. Gee is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
13_42976. We may be unable to complete our review and accept the reports of Gordon K.W. Gee until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.
In
order to begin this process, Gordon K.W. Gee should inquire with the
Office of the Chief Accountant (202-551-5300) and request the information to begin this process. Upon receipt of this request, the
Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Gordon K.W. Gee`s plans to complete this process.

Note 2-Summary of Significant Accounting Policies - Investment in
Franchise

6. We note that you have determined that your franchise agreement has a definite useful life of 10 years. Based on this, it appears to us that you should be amortizing the value of the asset over its useful life, and; therefore, would have recorded amortization during the quarter ended September 30, 2005. Additionally, please include in your summary of significant accounting policies the method you will use to amortize this asset.

Note 5-Share Capital

7. We have reviewed your response to prior comment 3 and appreciate the additional information. Please revise your Note 5-Share Capital
"Shares # $" information by presenting the number of shares issued and cash received in tabular format as the current presentation could be confusing to investors. We note that the investment in the franchise agreement was acquired with the issuance of shares and not the use of cash.

Cash Flow Statement

8. Please amend your statement to reflect the following:
* The heading should read Cash Flow Statement;
* Cash flow from financing activities should total $35,000 as the investment in the franchise agreement did not use cash; and,
* There should be no cash financing activity; as noted above, the investment in the franchise was a share based payment not requiring the use of cash.

Financial Statements, as at September 30, 2005 and June 30, 2005

9. Please remove unaudited from the headings on your financial statements which include your audited June 30 numbers. Clearly indicate in the heading of each September 30, 2005 column that those numbers are unaudited.

Notes to the financial statements for the three months ended
September 30, 2005

10. Please include appropriate footnote disclosures for the three months ended September 30, 2005.


*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or in her absence, me at
(202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
      Assistant Director
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Mr. Yan Liu
Toro Ventures Inc.
December 2, 2005
Page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE